EXHIBIT 12.1

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED SHARE DIVIDENDS

(In U.S. dollars thousands, except ratio of earnings to fixed charges)
	Year ended December 31,					Six months ended June 30,
	2003	2004	2005	2006	2007	2008
Income before income taxes	8,863	17,647	15,418	30,437	26,354	18,379
Add/(deduct)
Interest on short term borrowings	—	—	—	—	—	—
Interest charged by Hung Lay Si Co. Ltd.	—	—	—	—	—	—
Earnings as adjusted	8,863	17,647	15,418	30,437	26,354	18,379
Fixed charges
Interest on short term borrowings	—	—	—	—	—	—
Interest charged by Hung Lay Si Co. Ltd.	—	—	—	—	—	—
Fixed charges	NIL	NIL	NIL	NIL	NIL	NIL
Ratio of earnings to fixed charges	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.
Deficiency of earnings to cover fixed charges	—	—	—	—	—	—